UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-10269

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

2525 Dupont Drive

Irvine, California 92612

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLERGAN PLC

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400

Ireland

Allergan, Inc. Savings and Investment Plan

Index to Financial Statements

and Supplemental Schedule

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

of the Allergan, Inc. Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) as of December 31, 2015 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

Iselin, New Jersey

June 28, 2016

Allergan, Inc. Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Plan interest in Master Trust, at fair value	$1,420,652,590	$1,265,727,885

Total investments	1,420,652,590	1,265,727,885

Notes receivable from participants	9,006,951	10,130,115

Contributions receivable
Company	54,050,179	26,356,832
Participant	60,069	37,703

Total contributions receivable	54,110,248	26,394,535

Net assets available for benefits	$1,483,769,789	$1,302,252,535

See accompanying Notes to Financial Statements.

Allergan, Inc. Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

2015
Additions to net assets
Investment income
Net investment income from Master Trust	$56,850,904
Interest income from notes receivable from participants	384,289
Contributions
Company	54,055,218
Participant	49,684,302
Rollovers	4,568,792

Total contributions	108,308,312

Total additions to net assets	165,543,505

Deductions from net assets
Benefits paid to participants	291,397,238
Corrective distributions	21,436
Administrative expenses	297,152

Total deductions from net assets	291,715,826

Net (decrease) prior to transfer	(126,172,321)

Transfer in of Allergan, Inc. Employee Stock and Ownership Plan	307,689,575

Net increase	181,517,254

Net assets available for benefits
Beginning of year	1,302,252,535

End of year	$1,483,769,789

See accompanying Notes to Financial Statements.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

1.	Description of Plan

The following description of the Allergan, Inc. Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. On March 17, 2015, Allergan plc (formerly known as Actavis plc) (the “Company” or the “Employer”) acquired Allergan, Inc. (the “Allergan Acquisition”). As a result of the acquisition, the Company became the sponsor of the Plan. The Plan covers certain eligible employees of the Company as defined below. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Employee Benefits Committee of the Company (the “Plan Committee”). The Benefits Oversight Committee is charged with plan governance.

On March 17, 2015, the Company terminated the Allergan, Inc. Employee Stock and Ownership Plan, and the assets were transferred to the Plan and the employees became eligible to participate in the Plan.

As of December 31, 2014, JP Morgan Chase Bank NA (“JP Morgan”) was the Trustee and Custodian. Effective June 12, 2015, Great-West Trust Company, LLC (“Great –West”) was appointed Trustee and holds all the investment other than the Allergan plc stock. JP Morgan remained the Custodian for the Allergan plc stock.

Plan Sponsor

In connection with the acquisition of Allergan, Inc., the Company changed its name from Actavis plc to Allergan plc. Actavis plc’s ordinary shares were traded on the NYSE under the symbol “ACT” until the open of trading on June 15, 2015, at which time Actavis plc changed its corporate name to “Allergan plc” and changed its ticker symbol to “AGN.” Participants in the Plan have the option of investing in a fund that invests in Allergan plc.

Contributions and Eligibility

The Plan provides for immediate eligibility to participate in the Plan. The Company’s eligible United States employees may contribute a portion of their defined compensation, on a before tax, after tax basis (including Roth 401(k)), or a combination thereof, subject to the limitations as defined by the Code.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Company’s eligible Puerto Rican employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Puerto Rico Internal Revenue Code.

Participants direct the investment of their contributions into various investment options offered by the Plan through the Master Trust. The plan administrator, or its delegate, regularly consults with an investment advisor to evaluate investment performance and, based thereon, will add or remove investment options.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

The Plan authorizes the Company’s Board of Directors, or its delegate, to change the Company’s matching contribution levels from time to time in an amount not to exceed 5% of each employee’s defined compensation. For the years ended December 31, 2015 and 2014, the Employer made matching contributions equal to 100% of each employee’s contribution up to 5% and 4%, respectively, of defined compensation. Effective January 1, 2015, the Participant must be employed on the last day of the Plan year to receive Employer matching contributions.

The Company also makes an annual retirement contribution equal to 5% of each participant’s defined compensation if they are eligible for the Retirement Contribution feature of the Plan, have completed at least six months of service, and are employed on the last business day of the year (or terminated employment during the year due to death, disability or retirement, defined as age 55+).

Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

Vesting

Participant contributions are fully vested at all times. Participants forfeit their share of non-vested employer contributions if they terminate their employment before becoming 100% vested. Employer matching contributions vest based on a cliff vesting of three years of service. After three years of service, all employer matching contributions are fully vested. Employer retirement contributions vest on a graduated basis, 20% per year until fully vested at the end of the fifth year of service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer match and employer retirement contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plans’ Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years. Principal and interest is paid ratably through bi-weekly payroll deductions. As of December 31, 2015, the rates of interest on outstanding loans ranged from 4.25% to 9.25% with various maturities through November 2029. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant may receive the value of his or her vested interest in a lump-sum distribution, rollover his or her vested interest to an IRA or another employer qualified plan, or the participant may leave his or her vested interest in the Plan if his or her account balance is greater than $1,000 up until age 70  1⁄2, at which time the participant will be required to take a lump-sum distribution or rollover the vested interest to an IRA or another qualified plan. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the Code, or, for a participant’s vested account balance after age 59 1/2.

Forfeitures

Forfeitures may be used by the Company to offset future employer contribution requirements, to reinstate rehired employee accounts and to pay plan expenses. Approximately $374,000 and $18,500 of forfeited nonvested accounts were used to reinstate rehired employee accounts and to reduce Company matching contributions, respectively, for the year ended December 31, 2015. As of December 31, 2015 and 2014, forfeited nonvested accounts totaled approximately $1,900,000 and $809,000, respectively. Substantially, all of $1,900,000 was utilized to reduce the employer contributions receivable which was funded in March of 2016 and has been reflected as a reduction in the employer contribution receivable in the statement of net assets available for benefits.

Administrative Expenses

Substantially all expenses incurred in connection with the administration with the Plan were paid by the Company in the year ended December 31, 2014. In the year ended December 31, 2015, the Plan paid recordkeeping expenses of approximately $261,300. The remaining expenses were participant loan and distribution fees. Master Trust administrative expenses, including trustee, recordkeeping and investment management fees, are allocated in proportion to the investment balances of the underlying plans and are netted against investment income. Certain participant initiated administration fees are charged directly to the account balance of the participant requesting the service.

Plan Termination

In the event the Plan Committee decides it is impossible or inadvisable for business reasons to continue the Plan, then it may, by resolution, terminate the Plan. In the event of Plan termination, participants will become 100% vested in their company contributions and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Users of these financial statements should be aware that the financial market’s volatility may significantly impact the subsequent valuation of the Plan’s investment. Accordingly, the valuation of investments at December 31, 2015 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Investment Valuation and Income Recognition

The Plan’s interest in the Master Trust investments is stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 “Fair Value Measurements” for a discussion of fair value measurements. Purchases and sales of investments held in the Master Trust are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net realized/unrealized appreciation in Master Trust, at fair value of its investments held in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments held in the Master Trust. The fair value of the Plan’s interest in the Master Trust is based on the underlying fair values of the specific investments held by the Master Trust and allocated using the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions.

Payment of Benefits

Payments to participants are recorded when paid.

Recent Accounting Pronouncements

In May 2015 the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07 (“ASU 2015-07”), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), an amendment to Fair Value Measurement Topic 820 (“ASC 820”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

years. Early adoption is permitted. The Plan elected to adopt ASU 2015-07 as of and for the year ended December 31, 2015. Accordingly, investments measured using the net asset value per share practical expedient have not been categorized within the fair value hierarchy. The amendment has been applied retrospectively to all periods presented.

In July 2015 the FASB issued Accounting Standards Update No. 2015-12 (“ASU 2015-12”), Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965) (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. Part 1 eliminates the requirement to measure the fair value of fully benefit responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows an employee benefit plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments using the month end closest to its fiscal year end. The amendments are effective for fiscal years beginning after December 15, 2015. Earlier application is permitted. The Plan elected to adopt ASU 2015-12 as of and for the year ended December 31, 2015. The applicable amendments of ASU 2015-12 have been applied retrospectively to all periods presented.

3.	Interest in Master Trust

The Master Trust was created pursuant to a trust agreement dated June 20, 2007, between the Company and JP Morgan, as Trustee of the funds, to permit the commingling of trust assets of both the Allergan, Inc. Savings and Investment Plan and Allergan, Inc. Employee Stock Ownership Plan (“ESOP”), for investment and administrative purposes. Effective June 12, 2015, Great-West was appointed Trustee. Each participating retirement plan has a dividend interest in the Master Trust. Investments and the income therefrom, are allocated to participating plans based on each plan’s participation in the investment options within the Master Trust. On March 17, 2015, the Allergan ESOP plan was terminated and merged into the Allergan, Inc. Savings and Investment Plan. As a result of this, the only plan that remains in the Master Trust is the Allergan, Inc. Savings and Investment Plan.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

a) Net assets of the Master Trust

	December 31,
	2015	2014
Investments, at fair value
Company stock	$428,218,376	$521,453,666
Mutual funds	418,240,777	563,458,566
Common collective trusts	574,193,437	475,871,428

Net assets of the Master Trust	$1,420,652,590	$1,560,783,660

Net investment in Master Trust - by Plan

Allergan, Inc. Savings and Investment Plan Investment in Master Trust	$1,420,652,590	$1,266,424,730

Plan’s percentage interest in net assets of the Master Trust	100.0%	81.1%

Allergan, Inc. Employee Stock Ownership Plan Investment in Master Trust	$—	$294,358,930

Plan’s percentage interest in net assets of the Master Trust	—%	18.9%

b) Net investment income of the Master Trust

December 31, 2015
Investment income:
Net appreciation in fair value of investments	$65,184,970
Dividends	23,075,292

Net investment income of the Master Trust	$88,260,262

Net investment income from Master Trust - by Plan
Allergan, Inc. Savings and Investment Plan	$56,850,904

Allergan, Inc. Employee Stock Ownership Plan	$31,409,358

4.	Related Party and Party in Interest Transactions

The Plan allows participants to purchase employer securities held in the Master Trust. As of December 31, 2015 and 2014, the Plan’s allocation of Allergan plc common stock (and formerly Allergan, Inc. common stock until March 17, 2015) was 1,370,259 shares and 1,317,227 shares, respectively, which were held in the Master Trust. The value of Allergan plc common stock is $428,218,376 and $280,032,814 as of December 31, 2015 and 2014, respectively. The Plan made purchases and sales of Allergan plc and Allergan, Inc. common stock during the years ended December 31, 2015 and 2014.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

Certain Plan investments held in the Master Trust and allocated to the Plan are invested in mutual funds that are managed by Great-West (formally JPMorgan), the Trustees. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments. These fees are paid to the investment fund manager and may include certain revenue sharing fees that are paid to Great-West. Additionally, certain administrative expenses related to participant initiated activity and certain record keeping fees are paid to Great-West. During the year ended December 31, 2015, $297,152 in fees was paid to the trustees. These transactions qualify as party-in-interest transactions for which there is a statutory exemption.

The Plan also allows for the issuance of notes receivable to participants in accordance with the related regulations. These transactions also qualify as party-in-interest transactions for which there is a statutory exemption.

5.	Tax Status

The Plan obtained its latest determination letter on March 25, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and constitutes a qualified plan under Section 401(a) of the Code and that the Plan’s trust is exempt from federal income taxes under provisions of Section 501(a).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

6.	Fair Value Measurement

ASC 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of Fair Value Measurement

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2015 and 2014. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Allergan plc Company Stock - Valued at the closing price reported on the active market on which the individual securities are traded. The Plan held $428,218,376 of Allergan plc common stock as of December 31, 2015. The Plan held $280,032,814 of Allergan plc common stock (formerly Allergan, Inc. common stock) as of December 31, 2014.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end using prices quoted by the relevant pricing agent. Mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds – Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The following additional information presents the fund strategy relative to Plan investments reported on net asset value at December 31, 2015 and 2014:

(a)	JPMCB Stable Asset Income Fund – G seeks to preserve the value of money invested, perform better than the average money market fund and earn consistent reliable returns. The fund invests in a variety of high quality interest – paying securities offered with a companion investment contract called a “benefit responsive wrap.” If the participant sells any amount from this investment, the participant will be restricted from purchasing back into this investment for 30 days.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

(b)	BlackRock Equity Index Fund seeks to capture earnings and growth through investing in the same stocks held in the Standard & Poor’s 500 Index.

(c)	EB US Large Cap Growth Class II Fund seeks to outperform the Russell 1000 Growth Index through security selection, utilizing a dynamic research approach within the framework of stringent risk control disciplines.

(d)	LifePath Index Funds are target date retirement funds made up of multiple asset classes. They are professionally managed and offer a diversified investment in a single fund. These funds are meant to align with an expected retirement date. The funds will become increasingly more conservative as the target retirement date approaches. The principal value of the fund is not guaranteed at any time, including at the target date. The funds provide long-term investors with an asset allocation strategy designed to maximize assets for retirement, or for other purposes, consistent with the risk that investors, on average, may be willing to accept given their investment time horizon.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the financial level hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2015 and 2014:

	Fair Value Measurements as of December 31, 2015:
	Total	Level 1	Level 2	Level 3
Company stock	$428,218,376	$428,218,376	$—	$—
Mutual funds	418,240,777	418,240,777	—	—
Common collective trust (A)	574,193,437	—	—	—

Total investments at fair value	$1,420,652,590	$846,459,153	$—	$—

	Fair Value Measurements as of December 31, 2014:
	Total	Level 1	Level 2	Level 3
Company stock	$521,453,666	$521,453,666	$—	$—
Mutual funds	563,458,566	563,458,566	—	—
Common collective trust (A)	475,871,428	—	—	—

Total investments at fair value	$1,560,783,660	$1,084,912,232	$—	$—

(A)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

7.	Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end load or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

Allergan, Inc. Savings and Investment Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

8.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$1,483,769,789	$1,302,252,535
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contract	—	696,845

Net assets available for benefits per Form 5500	$1,483,769,789	$1,302,949,380

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2015
Total investment income per the financial statements	$56,850,904
Change in adjustment from fair value to contract value for fully benefit-responsive investment contract previously recorded	(696,845)

Total investment income per Form 5500	$56,154,059

Allergan, Inc. Savings and Investment Plan

EIN: 95-1622442 PN: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*Participant Loans (with varying interest rates between 4.25% and 9.25%)		9,006,951

*	Party-in-interest for which a statutory exemption exists.

Allergan, Inc. Savings and Investment Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allergan, Inc. Savings and Investment Plan
By:	Allergan plc as Plan Administrator

By:	/s/ KAREN LING
Karen Ling
Chairperson, Employee Benefit Plans Committee

Dated: June 28, 2016

Allergan, Inc. Savings and Investment Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm